

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

January 17, 2007

<u>via U.S. mail and facsimile</u>

Dan L. Batrack
Chief Executive Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **Re: Tetra Tech, Inc.
> Form 10-K for the Fiscal Year Ended October 2, 2005
> Filed December 16, 2005
> File No. 0-19655**

Dear Mr. Batrack:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant